UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Alpha Teknova, Inc.

(Name of Issuer)

Common Stock, par value $0.00001

(Title of Class of Securities)

02080L102

(CUSIP Number)

September 19, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02080L102

1.	Name of Reporting Persons Telegraph Hill Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 25,620,792(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 25,620,792(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,620,792(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 62.9%(1)(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 21,859,660 shares of common stock held by Telegraph Hill Partners IV, L.P. and (ii) 3,761,132 shares of common stock held by THP IV Affiliates Fund, LLC.
(2)	Based on 40,727,780 shares of Common Stock of the Issuer outstanding on September 21, 2023, which share information was provided to the Reporting Person by the Issuer.

CUSIP No. 02080L102

1.	Name of Reporting Persons THP IV Affiliates Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 25,620,792(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 25,620,792(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,620,792(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 62.9%(1)(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 21,859,660 shares of common stock held by Telegraph Hill Partners IV, L.P. and (ii) 3,761,132 shares of common stock held by THP IV Affiliates Fund, LLC.
(2)	Based on 40,727,780 shares of Common Stock of the Issuer outstanding on September 21, 2023, which share information was provided to the Reporting Person by the Issuer.

CUSIP No. 02080L102

1.	Name of Reporting Persons Telegraph Hill Partners IV Investment Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 25,620,792(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 25,620,792(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,620,792(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 62.9%(1)(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 21,859,660 shares of common stock held by Telegraph Hill Partners IV, L.P. and (ii) 3,761,132 shares of common stock held by THP IV Affiliates Fund, LLC.
(2)	Based on 40,727,780 shares of Common Stock of the Issuer outstanding on September 21, 2023, which share information was provided to the Reporting Person by the Issuer.

CUSIP No. 02080L102

1.	Name of Reporting Persons Telegraph Hill Partners Management Company LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 25,620,792(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 25,620,792(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,620,792(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 62.9%(1)(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 21,859,660 shares of common stock held by Telegraph Hill Partners IV, L.P. and (ii) 3,761,132 shares of common stock held by THP IV Affiliates Fund, LLC.
(2)	Based on 40,727,780 shares of Common Stock of the Issuer outstanding on September 21, 2023, which share information was provided to the Reporting Person by the Issuer.

Item 1(a).	Name of Issuer

Alpha Teknova, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2451 Bert Drive, Hollister, California 95023

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Telegraph Hill Partners IV, L.P.

(ii) THP IV Affiliates Fund, LLC

(iii) Telegraph Hill Partners IV Investment Management, LLC

(iv) Telegraph Hill Partners Management Company LLC

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is 300 Montgomery Street, Suite 1130, San Francisco, California 94104.

Item 2(c).	Citizenship

(i) Telegraph Hill Partners IV, L.P. is a Delaware limited partnership.

(ii) THP IV Affiliates Fund, LLC is a Delaware limited liability company.

(iii) Telegraph Hill Partners IV Investment Management, LLC is a Delaware limited liability company.

(iv) Telegraph Hill Partners Management Company LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.00001 per share

Item 2(e).	CUSIP Number

02080L102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned:

Telegraph Hill Partners IV, L.P.

21,859,660 shares of common stock are held of record by Telegraph Hill Partners IV, L.P. (“THP IV”). Telegraph Hill Partners IV Investment Management, LLC (“THP IM”) is the general partner of THP IV. Telegraph Hill Partners Management Company LLC (“THPMC”) is the manager of THP IM.

THP IV Affiliates Fund, LLC

3,761,132 shares of common stock are held of record by THP IV Affiliates Fund, LLC (“THP IV AFF”). THP IM is the manager of THP IV AFF. THPMC is the manager of THP IM.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit B.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 6, 2023

Telegraph Hill Partners IV, L.P.

By: Telegraph Hill Partners IV Investment Management, LLC

Its: General Partner

By: Telegraph Hill Partners Management Company LLC

Its: Manager

By:	/s/ Jeanette Welsh
Jeanette Welsh
Partner

THP IV Affiliates Fund, LLC
By: Telegraph Hill Partners IV Investment Management, LLC
Its: Manager
By: Telegraph Hill Partners Management Company LLC
Its: Manager

By:	/s/ Jeanette Welsh
Jeanette Welsh
Partner

Telegraph Hill Partners IV Investment Management, LLC

By: Telegraph Hill Partners Management Company LLC

Its: Manager

By:	/s/ Jeanette Welsh
Jeanette Welsh
Partner

Telegraph Hill Partners Management Company LLC

By:	/s/ Jeanette Welsh
Jeanette Welsh
Partner

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, $0.00001 par value per share, of Alpha Teknova, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 11, 2022.

Telegraph Hill Partners IV, L.P.

By: Telegraph Hill Partners IV Investment Management, LLC

Its: General Partner

By: Telegraph Hill Partners Management Company LLC

Its: Manager

By:	/s/ Rob Hart
Rob Hart
Partner

THP IV Affiliates Fund, LLC

By: Telegraph Hill Partners IV Investment Management, LLC

Its: Manager

By: Telegraph Hill Partners Management Company LLC

Its: Manager

By:	/s/ Rob Hart
Rob Hart
Partner

Telegraph Hill Partners IV Investment Management, LLC

By: Telegraph Hill Partners Management Company LLC

Its: Manager

By:	/s/ Rob Hart
Rob Hart
Partner

Telegraph Hill Partners Management Company LLC

By:	/s/ Rob Hart
Rob Hart
Partner

EXHIBIT B

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.